SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Marvel Enterprises,Inc.
                             (formerly Toy Biz, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   57383M 10 8
                                   -----------
                                 (CUSIP Number)


                                 Alan S. Cooper
                             Dickstein Partners Inc.
                         660 Madison Avenue, 16th Floor
                            New York, New York 10021
                                 (212) 754-4000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  March 2, 1999
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box: |_|


                               Page 1 of 15 pages

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 2 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN & CO., L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             4,022,282 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        4,022,282 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,022,282/1/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   (See Item 5)                                 [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.1% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
--------

/1/ Includes 2,564,253 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 2,468,001 shares of the Issuer's 8% Convertible Exchangeable Preferred Stock (the "Preferred Stock") held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 3 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    DICKSTEIN FOCUS FUND L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             417,101 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        417,101 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,101/2/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   (See Item 5)                                  [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.2% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
--------

/2/ Includes 246,481 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 237,229 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 4 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             993,019 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        993,019 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,019/3/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES      (See Item 5)                               [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         42.9% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------
--------

/3/Includes 854,052 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 821,994 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 5 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN PARTNERS, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    AF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             Not Applicable
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          4,439,383 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        4,439,383 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,439,383/4/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     (See Item 5)                             [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
--------

/4/ Includes 2,810,734 shares of Common Stock issuable upon conversion of 2,705,230 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                         Page 6 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN PARTNERS INC.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    AF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             Not Applicable
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          5,432,402 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        5,432,402 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,432,402/5/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES    (See Item 5)                               [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.6% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------
--------

/5/ Includes 3,664,786 shares of Common Stock issuable upon conversion of 3,527,224 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 7 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ELYSSA DICKSTEIN, JEFFREY SCHWARZ, AND ALAN COOPER AS TRUSTEES
    U/T/A/D/ 12/27/88, MARK DICKSTEIN, GRANTOR
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             52,989 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        52,989 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,989/6/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES        (See Item 5)                            [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
--------

/6/Represents shares of Common Stock issuable upon conversion of 51,000 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 8 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN AND ELYSSA DICKSTEIN, AS TRUSTEES OF THE MARK AND
     ELYSSA DICKSTEIN FOUNDATION
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             10,598 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        10,598 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,598/7/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES        (See Item 5)                            [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         less than 0.1% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
--------

/7/Represents shares of Common Stock issuable upon conversion of 10,200 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE  13D
CUSIP No.57383M 10 8                                        Page 9 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MARK DICKSTEIN
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, AF (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             64,167 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          5,443,000 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        64,167 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        5,443,000 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,507,167/8/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     (See Item 5)                            [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.8% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
--------

/8/ Includes 3,675,384 shares of Common Stock issuable upon conversion of 3,537,424 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person and 6,667 shares of Common Stock issuable upon exercise of options held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                         Page 10 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ELYSSA DICKSTEIN
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, AF (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             148,369 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          63,587 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        148,369 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        63,587 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,956/9/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     (See Item 5)                               [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
--------

/9/ Consists of 148,369 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 142,800 shares of Preferred Stock held by the Reporting Person and 63,587 shares of Common Stock issuable upon conversion of 61,200 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person.

                                 Amendment No, 2
                                       to
                                  Schedule 13D

Introduction

         This amends the Schedule 13D dated October 1, 1998 as amended by Amendment No. 1 thereto, dated October 13, 1998 (the "Schedule 13D"), filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc."), Elyssa Dickstein, Jeffrey Schwarz, and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor (the "Dickstein Trust"), Mark Dickstein and Elyssa Dickstein, as Trustees of the Mark and Elyssa Dickstein Foundation (the "Dickstein Foundation"), Mark Dickstein and Elyssa Dickstein, with respect to the common stock, $.01 par value (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Company"). Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc., the Dickstein Trust, the Dickstein Foundation, Mark Dickstein and Elyssa Dickstein are collectively referred to as the "Reporting Persons." The Company's 8% Convertible Exchangeable Preferred Stock is referred to as the "Preferred Stock." Notwithstanding this Amendment 2, the Schedule 13D speaks as of its respective dates.

 I. Items 5(a) and 5(c) of the Schedule 13D "Interest in Securities of the Issuer" are amended and restated as follows:

         (a) The Reporting Persons beneficially own an aggregate of 5,708,525 shares of Common Stock, representing approximately 15.3%/10/ of the Common Stock outstanding. Such shares are directly held by the Reporting Persons as follows:


                                                                                  Common Stock                 Percentages of
                                                                                  Issuable Upon                 Common Stock
                                                                                  Conversion of                 Beneficially
                                     Common Stock          Preferred Stock       Preferred Stock                    Owned

Dickstein & Co.                      1,458,029              2,468,001              2,564,253                      11.1%

Dickstein Focus                        170,620                237,229                246,481                       1.2

Dickstein International                138,967                821,994                854,052                       2.9

Dickstein Trust                          --                    51,000                 52,989                       0.2

Dickstein Foundation                     --                    10,200                 10,598             less than 0.1



--------

/10/ Percentages are based upon 33,452,127 shares of Common Stock reported outstanding at November 1, 1998 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 plus 90,000 shares granted to the Company's non-employee directors on January 4, 1999.



                                       11




Mark Dickstein                        64,167/11/               --                      --                          0.2

Elyssa Dickstein                     --                      142,800                  148,369                      0.4



Each share of Preferred  Stock is convertible  into 1.039 shares of Common Stock
(subject to certain anti-dilution adjustments),  votes generally with the Common
Stock as a single class on the basis of the number of shares of Common Stock into which it is convertible, and votes as a separate class on certain matters as provided in the Company's Restated Certificate of Incorporation, to which reference is made for a complete specification of the terms of the Preferred
Stock.

         The  following  table sets  forth the  percentages  of the  outstanding
Common Stock, the outstanding Preferred Stock and the outstanding voting power of the Company directly held by each of the Reporting Persons:


                                                                                                              Percentage
                                         Percentage of                    Percentage of                    of Outstanding
                                         Common Stock/12/               Preferred Stock/13/                 Voting Power

Dickstein & Co.                               4.4%                            14.3%                                  7.8%

Dickstein Focus                               0.5                              1.4                                   0.8

Dickstein International                       0.4                              4.8                                   1.9

Dickstein Trust                                --                              0.3                                   0.1

Dickstein Foundation                           --                              0.1                         less than 0.1

Mark Dickstein                                0.2                               --                                   0.1

Elyssa Dickstein                               --                              0.8                                   0.3


Total                                         5.5%                            21.7%                                 11.1%



         (c) On March 2, 1999, Dickstein Focus sold 25,000 shares of Common Stock and Dickstein International sold 475,000 shares of Common Stock, in each case at a price of $5 15/16 per share, in a privately negotiated transaction. The Company paid a regularly scheduled in-kind dividend on the Preferred Stock on January 4, 1999 for the quarter ended December 31, 1998 to the Reporting Persons as follows: Dickstein & Co., 48,392 shares; Dickstein Focus, 4,652 shares; Dickstein International, 16,118

--------

/11/ Includes 6,667 issuable upon exercise of options held by Mr. Dickstein.

/12/ Based upon 33,542,127 shares of Common Stock outstanding. See the previous footnote.

/13/ Based upon 17,238,040 shares of Preferred Stock outstanding following payment of an in-kind dividend for the quarter ended December 31, 1998.

shares; Dickstein Trust, 1,000 shares; Dickstein Foundation, 200 shares; and Elyssa Dickstein, 2,800 shares. On January 4, 1999, Mark Dickstein, in his capacity as a director of the Company, was granted 10,000 shares of Common Stock. Except as aforesaid, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.


II. Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," is amended by adding the following:

         On November 11, 1998, Mr. Dickstein in his capacity as a director of the Company was granted options to acquire 20,000 shares of Common Stock, at an exercise price of $6.25, one-third of which options are immediately exercisable, and the balance of which become exercisable in equal installments on the first two anniversaries on the date of grant. The grant of the options was subject to stockholder approval, which was obtained as of January 20, 1999.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  March 4, 1999

                               DICKSTEIN & CO., L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                               By: /s/ Alan S. Cooper
                                        Name:  Alan S. Cooper


                               DICKSTEIN FOCUS FUND L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus
                                        Fund L.P.

                               By:/s/ Alan S. Cooper
                                        Name:  Alan S. Cooper



                           DICKSTEIN INTERNATIONAL LIMITED

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                           By: /s/ Alan S. Cooper
                              -------------------
                                    Name:  Alan S. Cooper


                           DICKSTEIN PARTNERS, L.P.

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                           By:/s/ Alan S. Cooper
                              -------------------
                                    Name:  Alan S. Cooper

                           DICKSTEIN PARTNERS INC.

                           By:      Alan S. Cooper, as Vice President

                           By: /s/ Alan S. Cooper
                              -------------------
                                    Name:  Alan S. Cooper


                           MARK DICKSTEIN

                           By: /s/ Mark Dickstein
                              -------------------
                                    Name:  Mark Dickstein


                           ELYSSA DICKSTEIN

                           By: /s/ Elyssa Dickstein
                               -------------------
                                    Name:  Elyssa Dickstein


                            ELYSSA DICKSTEIN, JEFFREY SCHWARZ,
                            AND ALAN S. COOPER AS TRUSTEES U/T/A/D
                            12/27/88, MARK DICKSTEIN, GRANTOR


                            By: /s/ Alan S. Cooper
                               -------------------
                                    Name:  Alan S. Cooper


                            MARK DICKSTEIN AND ELYSSA DICKSTEIN
                            AS TRUSTEES OF THE MARK AND ELYSSA
                            DICKSTEIN FOUNDATION

                            By:      /s/ Mark Dickstein
                                     -------------------
                                     Name:  Mark Dickstein